Prudential Investments, LLC

Gateway Center Three, 4th floor
100 Mulberry Street

Newark, New Jersey 07102

May 7, 2014

The Board of Directors
Prudential Investment Portfolios 12
Gateway Center Three, 4th floor
100 Mulberry Street
Newark, New Jersey 07102

Re:	PrudentiaL Long-Short Equity Fund

To the Board of Directors:

Prudential Investments LLC has contractually agreed, through July 31, 2015 to limit net annual Fund operating expenses (exclusive of distribution and service (12b-1) fees, taxes, brokerage, dividend and interest expenses related to short sales, extraordinary and certain other expenses) of each class of shares to 1.50% of the Fund's average daily net assets.

Very truly yours,

PRUDENTIAL INVESTMENTS LLC
By:	/s/ Scott E. Benjamin
Name:	Scott E. Benjamin
Title:	Executive Vice President